September 9, 2015
ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention:	Christian Windsor
Eric Envall
Tabatha McCullom
Mary Mast

Re:	AnaptysBio, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted August 18, 2015

CIK No. 0001370053

Ladies and Gentlemen:

On behalf of AnaptysBio, Inc. (the “Company”), we are transmitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 31, 2015, with respect to Amendment No. 1 to the Company’s draft registration statement on Form S-1 (CIK No. 0001370053) that was confidentially submitted to the Commission on August 18, 2015 (the “Confidential Amendment”). The Registration Statement on Form S-1 (“Registration Statement”) is being publicly filed concurrently herewith.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of the Registration Statement that are marked to show changes from the Confidential Amendment. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 9, 2015

The Offering, page 8

1.	Please provide us more information regarding your proposed reverse stock split and what impact, if any, this will have on the terms of your offering, your preferred shares, and your options.

The Company advises the Staff that it expects to effect a reverse stock split of its outstanding common stock and preferred stock prior to the commencement of the roadshow relating to the initial public offering to allow the Company to price its initial public offering within a range that will be attractive to investors and also meet the required minimum share price requirement for listing on the NASDAQ Global Market. The Company’s common stock and preferred stock will both be split at the same ratio, which will be determined at a future date based on valuation discussions among the Company’s management and the lead underwriters in the initial public offering. Upon the reverse stock split of the Company’s common stock and preferred stock, the exercise price and number of shares underlying the Company’s options and warrants will be adjusted proportionally. The Company will disclose the split ratio and the adjusted share and option numbers and exercise prices in a future amendment to the Registration Statement.

The Company further advises the Staff that upon the closing of the initial public offering, all outstanding shares of the Company’s preferred stock will automatically convert to common stock on a 1-to-1 basis, and therefore there will be no preferred stock outstanding after the offering. Each share of common stock outstanding after the offering will be entitled to one vote on all matters submitted to stockholders. The Company has revised pages 8 and 9 of the Registration Statement to clarify the treatment of outstanding preferred stock upon the closing of the offering.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters, page 29

2.	We note your disclosures that believe that clinical data generated in Australia will subsequently be accepted by the FDA and its foreign equivalents outside of Australia. We also note your disclosures elsewhere in the risk factors that makes reference to this risk. Please revise this section of your risk factors to create a separately titled risk factors that describes the risk associated if the FDA does not accept your clinical data generated in Australia.

In response to the Staff’s comment, the Company has revised page 30 of the Registration Statement.

Business, page 75

3.	Revise this section to discuss the requirements, size and timing of the Australian development incentives discussed on page 2. Also, please discuss your experience, or the experience of your employees, in developing drugs and proceeding through the Australian regulatory process.

In response to the Staff’s comment, the Company has revised pages 15 and 95 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 9, 2015

Clinical Development Plan, page 85

4.	In your disclosure on page 2, as well as in a number of other places in the registration statement, you state that you plan to commence clinical development of your main products in Australia due, in part, to the rapid regulatory approval process. In this section or another relevant portion of the registration statement, please discuss the differences in the development process speed between Australia and the United States.

In response to the Staff’s comment, the Company has revised pages 83 and 88 of the Registration Statement.

FDA Approval Process, page 97

5.	Revise this section to discuss the processes necessary for your Australian clinical studies to be accepted by the FDA as part of the approval process for use in the United States. Please discuss any minimum standards that the Australian studies must meet and whether management believes that the studies will be completed in a manner consistent with acceptance by the FDA.

In response to the Staff’s comment, the Company has revised pages 30, 83, 84, 88, 101, 102, 110 and 111 of the Registration Statement.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

September 9, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292 or, in my absence, Matthew Rossiter at (415) 875-2372.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

cc:	Via E-mail

Hamza Suria

AnaptysBio, Inc.

Effie Toshav, Esq.

Matthew Rossiter, Esq.

Melissa V. Frayer, Esq.

Fenwick & West LLP

Charles Kim, Esq.

Cooley LLP